Mail Stop 4561

May 18, 2006

Oliver R. Stanfield
Executive Vice President Finance
and Chief Financial Officer
Echelon Corporation
550 Meridian Avenue
San Jose, CA 95126

>**Re:** **Echelon Corporation**
>**Form 10-K for the Fiscal Year Ended December 31, 2005**
>**Filed March 14, 2006**
>**Form 10-Q for the Quarterly Period Ended March 31, 2006**
>**Filed May 10, 2006**
>**Forms 8-K Filed February 2, 2006, April 14, 2006 and**
>**April 24, 2006**
>**File No. 000-29748**

Dear Mr. Stanfield:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 51

1. We note your definition of "disclosure controls and procedures" included in your disclosure here and in your subsequent 10-Q filed May 10, 2006 refers to the

incorrect Rule (e.g. 13a-14(c)) and is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your subsequent periodic reports.

Limitations on the Effectiveness of Controls, page 52

2.   We note your disclosure regarding the limitations on the effectiveness of controls, including your statement that "a control system, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the internal control system are met." This disclosure should be presented prior to your conclusions on the effectiveness of your disclosure controls and procedures and internal control over financial reporting. Additionally, if you continue to include a discussion of the limitations on the effectiveness of controls, your conclusions should state clearly, if true, that your disclosure controls and procedures and internal controls over financial reporting are designed to provide reasonable assurance of achieving their objectives and that your principal executive offer and principal financial officer concluded that these controls are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures and internal controls over financial reporting. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available at our website at http://www.sec.gov/rules/final/33-8238.htm. Tell us how you intend to comply with this release.

Forms 8-K filed February 2, 2006 and April 24, 2006

3.   We note your non-GAAP presentation in the Form 8-K's referred to above and it appears that the nature, content and format of your Non-GAAP Consolidated Condensed Statements of Operations does not comply with Item 100(b) of Regulation G. In this regard we note your presentation of a full non-GAAP Statement of Operations could be reasonably interpreted to imply that the presentation is based on a comprehensive set of accounting rules or principles when, in fact, that is not the case. Please explain why you believe this presentation is appropriate.

Form 8-K filed April 14, 2006

4.   We also note that your 8-K filed April 14, 2006 includes references to "pro forma" revenues had the revenue recognition policy of sales to EBV Elektronik (EBV) not been revised. Please note that it is not appropriate for you to use this term in your Form 8-K since you have not used that term as contemplated in Regulation S-X. It appears such disclosures should be referred to as non-GAAP measures. Additionally, by presenting such "pro forma" revenues in this 8-K, it appears that this would be considered a non-GAAP measure which would require the disclosures noted in Question 8 of the FAQ as well as a reconciliation to the most directly comparable GAAP financial measure as noted in Item 10(e)(1)(i). Tell us how you intend to comply with these requirements.

5.   We note from disclosures in your 8-K that the Company revised its revenue recognition policy for sales to EBV due to management's conclusion that they could no longer reasonably and reliably estimate and reserve for both EBV's future returns of excess inventory and POS credits. Explain how management could reasonably and reliably estimate returns, credits and rebates relating to EBV sales in fiscal 2005, 2004 and 2003 and the related interim quarters. Provide us with a schedule of these estimates for each annual and interim period compared to the actual amounts for returns, credits and rebates relating to EBV sales. Further, explain why any overstatement or understatement of estimates were not material to each annual or interim period.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406, Thomas Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief